Exhibit 99.3

ANNUAL GENERAL MEETING

OF ARGENX SE OF 7 MAY 2024

AGENDA

1.	Opening

2.	Report on the 2023 financial year (discussion item)

3.	The 2023 remuneration report (advisory non-binding voting item)

4.	Discussion and adoption of the 2023 annual report and annual accounts: a. Discussion of the 2023 annual report (discussion item)

b.	Adoption of the 2023 annual accounts (voting item)

c.	Corporate governance statement (discussion item)

d.	Allocation of losses of the Company in the financial year 2023 to the retained earnings of the Company (voting item)

e.	Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2023 (voting item)

5.	Adoption of the remuneration policy (voting item)

6.	Appointment of Dr. Brian L. Kotzin as non-executive director to the board of directors of the Company (voting item)

7.	Re-appointment of Peter Verhaeghe as non-executive director to the board of directors of the Company (voting item)

8.	Re-appointment of Pamela Klein as non-executive director to the board of directors of the Company (voting item)

9.	Authorization of the board of directors to issue shares and grant rights to subscribe for shares in the share capital of the Company up to a maximum of 10% of the outstanding capital at the date of the general meeting for a period of 18 months from the general meeting and to limit or exclude statutory pre-emptive rights (voting item)

10.	Amendment of the articles of association of argenx SE and granting a proxy to each of the directors of the Company and employees of Freshfields Bruckhaus Deringer LLP in having the deed of amendment executed (voting item)

11.	Appointment of Deloitte Accountants B.V. as external auditor of the Company for the 2024 financial year (voting item)

12.	Appointment of Ernst & Young Accountants LLP as external auditor of the Company for the 2025 financial year (voting item)

13.	Any other business, announcements or questions

14.	End of the annual general meeting

argenx SE, Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com